[PARADIGM GEOPHYSICAL LOGO]


FOR IMMEDIATE RELEASE


   PARADIGM GEOPHYSICAL ANNOUNCES FOURTH QUARTER AND YEAR END RESULTS FOR THE
                         PERIOD ENDED DECEMBER 31, 1999


HERZLIA, ISRAEL - JANUARY 26, 2000 - Paradigm Geophysical Ltd. (NASDAQ: PGEO) today announced its fourth quarter and year-end results for the period ended December 31, 1999.

GROWTH HIGHLIGHTS:

         - Revenues for the 1999 fiscal year increased by 20 percent to $54.5 million as compared with $45.4 million in the same period of 1998.

         - Revenues for the fourth quarter increased by 40 percent totaling $16.4 million as compared with $11.7 million during the fourth quarter of 1998.

         - Product revenues increased by 52 percent to $13.5 million from $8.9 million in the third quarter of 1999, and increased by 39% as compared with $9.7 million the fourth quarter of 1998.

         -        Net income per share was $0.02 for the fourth quarter of 1999.


SUMMARY OF KEY RESULTS AND COMPARISONS


---------------------------------------------------------------------------------------------------------------------
         (US$ MIL.)                 4TH QUARTER                3RD QUARTER 1999                 FISCAL YEAR
                             ----------------------------------------------------------------------------------------
                              1999     1998    Q499 AS %        Q399      Q499 AS        1999      1998     1999 AS
                                                Q498                      % Q399                           % 1998
---------------------------------------------------------------------------------------------------------------------
REVENUE                       $16.4    $11.7     140%           $12.9      127%          $54.5     $45.4      120%
OPERATING INCOME/(LOSS)        $0.4     $1.6     25%            ($0.4)                   ($3.3)     $5.6
NET INCOME/(LOSS)              $0.3     $1.6     17%            ($0.5)                   ($3.8)     $4.6
EPS                           $0.02    $0.15     13%            ($0.04)                  ($0.3)    $0.49
CFPS                          $0.17    $0.29     58%            $0.10      165%          $0.30     $1.10      27%
---------------------------------------------------------------------------------------------------------------------

MANAGEMENT COMMENTS:

Eldad Weiss, Chairman and CEO of Paradigm Geophysical Ltd., commented: "We are very pleased with both the quarterly and year-end results. We have grown 20 percent in one of the most difficult years for the oil and gas sector. This quarter's performance confirms industry acceptance of our solutions offerings."

"Paradigm maintains its commitment to new product development and building our infrastructure to better serve our growing customer base. During 1999 we have repositioned the Company from "The Seismic Data Analysis Company" to "THE GEOSCIENCE KNOWLEDGE COMPANY" providing a wider range of geoscience products and services. While this year has seen significant development and expansion, we expect to expand our offerings even further during 2000," he concluded.


DETAILED RESULTS AND COMPARISONS

-----------------------------------------------------------------------------------------------------------------
         (US$ MIL.)                4TH QUARTER                3RD QUARTER 1999               FISCAL YEAR
                             ------------------------------------------------------------------------------------
                              1999    1998     Q499 AS %      Q399       Q499 AS      1999    1998    1999 AS %
                                                 Q498                    % Q399                         1998
-----------------------------------------------------------------------------------------------------------------
PRODUCT REVENUE               $13.5   $9.7     139%           $8.9        152%         $43.0   $38.1     113%
SERVICES REVENUE               $2.9   $2.0     145%           $4.0         72%         $11.5   $ 7.3     158%
EBITDA                         $2.2   $3.1      73%           $1.4        165%         $3.6    $10.2      36%
-----------------------------------------------------------------------------------------------------------------


PRODUCT REVENUES: The growth in Product revenues this quarter by 39% over fourth quarter 1998 and by 52% over third quarter 1999, illustrates the further deepening of the Company's market penetration, the beginning of the market turnaround, and to a lesser extent the traditionally strong fourth quarter.

SERVICES REVENUES: The growth in this quarter's revenues by 45% over fourth quarter 1998 illustrates the general increase in demand for outsourced services, and also the Company's increase in market share of high-end services. The decline in Services revenue to 72% of third quarter 1999 revenues is due to seasonal fluctuations in service demand. Backlog remains steady into the first and second quarters of 2000.

Note: Paradigm changed its reporting format in this quarter. A guide to the new format detailing the considerations that led to its adoption is available from the Company on request, and is posted in the Investor Relations section of the Company's web site.

Recent press announcements are available on Paradigm's web site:
www.paradigmgeo.com.

ABOUT PARADIGM GEOPHYSICAL LTD.

Paradigm Geophysical Ltd. provides geoscience software and service solutions to the oil and gas industry. The Company has sales, customer support and service offices in Houston, London, Aberdeen, Bahrain, Calgary, Moscow, Caracas, Buenos Aires, Rio de Janeiro, Perth, Brisbane, Beijing, Jakarta and Singapore.

"Paradigm Geophysical[R]" is the registered trademark of Paradigm Geophysical
Ltd.

Safe Harbor statement: This news release may contain certain forward-looking statements relating to the future performance of Paradigm Geophysical Ltd. Such statements are subject to certain factors which may cause Paradigm's plans to differ or results to vary from those expected including the risks associated with the future capital expenditures by oil and gas companies, international oil prices, the impact of competitive products and pricing, increased investment to support product introductions, market acceptance of products, product transitions by the Company and its competitors, currency fluctuations, changes in product sales mix, and a variety of risks described in the Company's 20-F filing with the U.S. Securities and Exchange Commission on June 30, 1999. Paradigm undertakes no obligation to publicize or release results of any of these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

FOR MORE INFORMATION, PLEASE CONTACT:

PARADIGM GEOPHYSICAL LTD.
BRIAN W. BERMAN, CFO
ARITA MATTSOFF, INVESTOR RELATIONS OFFICER
Paradigm Geophysical Ltd.
Phone: +972-9-970-9634
Fax: +972-9-970-9319
Email: brian@paradigmgeo.com / aritam@paradigmgeo.com

RUDER-FINN, INC.
MAGDA GAGLIANO
Ruder Finn, Inc.
Phone: +1-212-593-6319
Fax: +1-212-715-1660
Email: gaglianom@ruderfinn.com

CUBITT CONSULTING
NOGA VILLALON
Phone: +44-171-232-4591
Fax: +44-171-232-2541
Email: nv@cubitt-consult.co.uk







                               (tables to follow)

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                                   DECEMBER 31,
                                                                                      --------------------------------------
                                                                                            1998                 1999
                                                                                      -----------------    -----------------
      ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                               $     3,463             $  5,457
Trade receivables (net of allowance for doubtful accounts -
    $1,222 in 1998 and $1,666 in 1999)                                                       14,281               21,612
Accrued income                                                                                5,677                9,012
Other receivables and prepaid expenses                                                        2,470                2,443
                                                                                      -----------------    -----------------

Total current assets                                                                         25,891               38,524
                                                                                      -----------------    -----------------

LONG-TERM TRADE RECEIVABLES                                                                     275                   54
                                                                                      -----------------    -----------------

SEVERANCE PAY FUNDS                                                                             605                  861
                                                                                      -----------------    -----------------

FIXED ASSETS:
Cost                                                                                         14,997               21,610
Less - accumulated depreciation                                                              (5,738)              (9,603)
                                                                                      -----------------    -----------------

                                                                                              9,259               12,007
                                                                                      -----------------    -----------------
OTHER ASSETS:
Acquired developed technology (net of accumulated
    amortization of $1,878 in 1998 and $1,490 in 1999)
                                                                                               7,322                9,805
Other assets, net                                                                              2,783                4,914
                                                                                       ----------------     ----------------

                                                                                              10,105               14,719
                                                                                       ----------------     ----------------

                                                                                          $   46,135             $ 66,165
                                                                                       ================     ================

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                               DECEMBER 31,
                                                                                --------------------------------------------
                                                                                     1998                        1999
                                                                                ----------------            ----------------

      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank debt                                                              $     1,778                $      2,000
Current maturities of long-term bank loans                                                450                       2,611
Current maturities of capital lease obligations                                             -                         344
Trade payables                                                                          3,024                       2,774
Other payables and accrued expenses                                                     7,811                       8,792
Deferred revenues                                                                       3,674                       6,539
                                                                                ----------------            ----------------

Total current liabilities                                                              16,737                      23,060
                                                                                ----------------            ----------------

LONG TERM LIABILITIES:
Long-term bank loans                                                                       39                       3,891
Lease obligations                                                                         959                       1,651
Accrued severance pay                                                                   1,151                       1,650
Deferred tax liability                                                                    552                         445
                                                                                ----------------            ----------------

Total long-term liabilities                                                             2,701                       7,637
                                                                                ----------------            ----------------

SHAREHOLDERS' EQUITY:
Ordinary shares:
    Authorized - 20,000,000 shares of NIS 0.5 par value at
    December 31, 1998 and at December 31, 1999
    Issued and outstanding - 10,514,484 shares at
      December 31, 1998 and 13,026,336 shares at
      December 31, 1999                                                                 1,758                       2,064
Additional paid-in capital                                                             39,236                      51,903
Accumulated other comprehensive loss                                                     (742)                     (1,166)
Accumulated deficit                                                                   (13,555)                    (17,333)
                                                                                ----------------            ----------------

Total shareholders' equity                                                             26,697                      35,468
                                                                                ----------------            ----------------

                                                                                    $  46,135                   $  66,165
                                                                                ================            ================

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS


                                                                                            THREE MONTHS ENDED DECEMBER 31,
                                                                                         -------------------------------------
                                                                                              1998                 1999
                                                                                         ----------------     ----------------
Revenues:
  Products                                                                                       9,720               13,496
  Services                                                                                       1,990                2,947
                                                                                         ----------------     ----------------

                                                                                                11,710               16,443
                                                                                         ----------------     ----------------

Operating expenses:
  Cost of revenues                                                                               2,622                4,628
  Research and development                                                                       1,927                2,405
  Selling, general and administrative                                                            4,060                7,162
  Depreciation                                                                                     724                1,037
  Amortization                                                                                     733                  785
                                                                                         ----------------     ----------------

Total operating expenses                                                                        10,066               16,017
                                                                                         ----------------     ----------------

Operating income (loss)                                                                          1,644                  426
Financial expenses, net                                                                             74                  151
                                                                                         ----------------     ----------------

Income (loss) before income taxes                                                                1,718                  275
Income taxes                                                                                       146                    -
                                                                                         ----------------     ----------------

Net income (loss)                                                                                1,572                  275
                                                                                         ================     ================

Basic income (loss) per share                                                                $    0.15             $   0.02
                                                                                         ================     ================

Number of shares used in computing
  basic income (loss) per share                                                                 10,514               13,026
                                                                                         ================     ================

Diluted income (loss) per share                                                              $    0.15             $   0.02
                                                                                         ================     ================

Number of shares used in computing
  diluted income (loss) per share                                                               10,607               13,026
                                                                                         ================     ================

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

                                                                                     YEAR ENDED DECEMBER 31,
                                                                    ----------------------------------------------------------
                                                                         1997                 1998                 1999
                                                                    ----------------     ----------------     ----------------
Revenues:
  Products                                                             $   19,979          $    38,074             $ 43,023
  Services                                                                  4,886                7,288               11,483
                                                                    ----------------     ----------------     ----------------

                                                                           24,865               45,362               54,506
                                                                    ----------------     ----------------     ----------------

Operating expenses:
  Cost of revenues                                                          6,919               11,666               18,222
  Research and development                                                  4,728                7,660                9,306
  Selling, general and administrative                                       9,744               15,822               20,638
  Depreciation                                                              2,012                2,298                3,865
  Amortization                                                              1,185                2,347                3,064
  Non recurring expenses                                                   10,676                    -                2,705
                                                                    ----------------     ----------------     ----------------

Total operating expenses                                                   35,264               39,793               57,800
                                                                    ----------------     ----------------     ----------------

Operating income (loss)                                                   (10,399)               5,569               (3,294)
Financial expenses, net                                                      (446)                (661)                (484)
                                                                    ----------------     ----------------     ----------------

Income (loss) before income taxes                                         (10,845)               4,908               (3,778)
Income taxes                                                                    -                  356                    -
                                                                    ----------------     ----------------     ----------------

Net income (loss)                                                     $   (10,845)           $   4,552           $   (3,778)
                                                                    ================     ================     ================

Basic income (loss) per share                                         $     (4.66)           $    0.66           $    (0.31)
                                                                    ================     ================     ================

Number of shares used in computing
  basic income (loss) per share                                             2,328                6,850               12,205
                                                                    ================     ================     ================

Diluted income (loss) per share                                       $     (4.66)           $    0.49         $      (0.31)
                                                                    ================     ================     ================

Number of shares used in computing
  diluted income (loss) per share                                           2,328                9,306               12,205
                                                                    ================     ================     ================

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES



CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                        YEAR ENDED DECEMBER 31,
                                                                     -----------------------------------------------------------
                                                                          1997                  1998                 1999
                                                                     ----------------      ----------------     ----------------
Cash flows from operating activities:
Net income (loss) for the period                                         $ (10,845)        $       4,552             $ (3,778)
Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
   Depreciation and amortization                                             3,197                 4,778                6,622
   Loss on disposal of property                                                139                     -                    -
   Write-off of intangible assets                                              207                     -                1,595
   In process research and development write-off upon
      acquisition of CogniSeis                                               6,577                     -                    -
   Decrease (increase) in other assets                                        (183)                    -                   84
   Increase in trade receivables, and accrued income                        (5,486)               (5,035)              (8,866)
   Decrease (increase) in other receivables and
      prepaid expenses                                                      (2,742)                1,432                  (98)
   Decrease (increase) in deferred tax assets and
      liabilities, net                                                        (363)                 (202)                 203
   Increase (decrease) in deferred revenues                                  1,612                (1,929)               1,004
   Increase (decrease) in trade and other payables
      and accrued expenses                                                   9,374                (5,384)               1,795
   Increase in accrued severance pay, net                                      146                    15                  243
   Payment of operating lease obligations                                        -                     -                 (200)
                                                                     ----------------      ----------------     ----------------

Net cash provided by (used in) operating activities                          1,633                (1,773)              (1,396)
                                                                     ----------------      ----------------     ----------------
Cash flows from investing activities:
Capitalization of computer software costs                                     (649)                    -                    -
Cash received on disposal of fixed assets                                      171                     -                    -
Purchase of fixed assets                                                    (2,575)               (4,516)              (5,540)
Investment in Geotech                                                            -                     -                 (349)
Purchase of developed technology                                                 -                     -                 (826)
Investment in CogniSeis, net of cash acquired                               (8,541)                    -
Investment in PTM, net of cash acquired                                          -                     -               (8,379)
                                                                     ----------------      ----------------     ----------------

Net cash used in investing activities                                      (11,594)               (4,516)             (15,094)
                                                                     ----------------      ----------------     ----------------
Cash flows from financing activities:
Amortization of debt issuance costs from warrants issued                       125                   475                    -
Issuance of share capital, exercise of warrants and exercise
  of  options                                                                    -                21,160               12,973
Deferred offering expenses                                                    (759)                    -                    -
Proceeds from long-term loans                                                1,089                     -                6,500
Proceeds from bridge loans                                                  12,000                     -                    -
Repayment of bridge loan                                                         -               (12,000)                   -
Repayment of note payable                                                        -                (8,457)                   -
Repayment of long-term loans                                                  (883)                 (571)                (427)
Short-term bank debt, net                                                     (495)                1,067                  222
Payments on capital lease obligations                                            -                     -                 (200)
                                                                     ----------------      ----------------     ----------------
Net cash provided by financing activities                                   11,077                 1,674               19,068
                                                                     ----------------      ----------------     ----------------

Effect of exchange rate changes on cash and cash equivalents                     -                  (151)                (584)
                                                                     ----------------      ----------------     ----------------

Increase (decrease) in cash and cash equivalents                             1,116                (4,766)               1,914
Cash and cash equivalents at the beginning of the year                       7,113                 8,229                3,463
                                                                     ----------------      ----------------     ----------------
Cash and cash equivalents at the end of the year                        $    8,229         $       3,463          $     5,457
                                                                     ================      ================     ================